Exhibit 99.2

Nano Dimension Transitions to Direct-Sales-Channel-Strategy, Signs Agent Agreement with AMTEST GROUP, the Leading SMT Distributor in Eastern Europe

Replacing Resellers by Agents, Company’s Account Executives & Sales Engineers

Nano Dimension’s USA HQ, South Florida, April 20, 2020 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today the recruitment of AMTEST GROUP as the new agent for enhancing the Company’s access to the Eastern European market.

AMTEST GROUP is the market leader in Electronic Assembly Solutions and the fastest expanding equipment and consumable distributor covering Central and Eastern Europe.  With successful operations established in eight countries – the Group works as “one company, with one culture and one goal – delivering excellence to its electronic assembly clients. This objective is supported with over 50 personnel and three “centers of excellence” facilities working continuously on next generation process challenges and research and development.

“I am sure that additively manufactured electronics will grow in the next years, and Nano Dimension is at the vanguard of the technology. AMTEST GROUP is excited to team up with the world leading 3D-printing electronics company and we are looking forward to bringing this technology to the markets in Eastern Europe,” said Andy Taylor, Managing Partner of AMTEST GROUP.

“We are excited to collaborate with AMTEST GROUP, a veteran of the electronics industry, that is as convinced as we are about the potential of the additively manufactured Electronics technology.” Said Valentin Storz, GM of Nano Dimension Europe. “With this Agreement we increase our accessibility to the manufacturing and industrial electronics markets in Eastern Europe, while maintaining our direct contact with customers.”

About AMTEST GROUP

AMTEST GROUP is the market leader in Electronic Assembly Solutions (SMT) and the fastest expanding equipment and consumable distributor covering Central and Eastern Europe with offices in Bulgaria, Croatia, Czech Republic, Hungary, Poland, Romania and Slovakia. Established in London, 1973 AMTEST Group now consists of over 50 personnel (which includes 17 process engineers) all working within our territories and has become ISO 9000-2008 certified - delivering excellence throughout the Group territories. For more information, please visit www.amtest-group.com

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials.  For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential and use of its products, that additively manufactured electronics will grow in the next years, bringing technology to the markets in Eastern Europe, increasing accessibility to the manufacturing and industrial electronics markets in Eastern Europe, and maintaining direct contact with customers. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com